EXHIBIT 99.3

FINANCIAL STATEMENTS OF JPS INDUSTRIES, INC.

As of and for the years ended

November 1, 2014

and

November 2, 2013

Independent Auditor’s Report

Board of Directors and Stockholders
JPS Industries, Inc.
Greenville, South Carolina

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of JPS Industries, Inc. and its subsidiaries which comprise the consolidated balance sheets as of November 1, 2014 and November 2, 2013, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements which are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of JPS Industries, Inc. and its subsidiaries as of November 1, 2014 and November 2, 2013, and the results of their operations and their cash flows for the years then ended in conformity with principles generally accepted in the United States of America.

Greenville, South Carolina
January 14, 2015

JPS INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars In Thousands)

	November 2, 2013	November 1, 2014
ASSETS

CURRENT ASSETS:
Cash	$1,656	$2,713
Restricted cash	3,685	0
Cash held in escrow	0	1,500
Accounts receivable, less allowance of $1,861 in 2013 and $10 in 2014	31,295	19,760
Inventories	24,341	21,600
Prepaid expenses and other	454	476
Deferred income taxes	7,071	4,905
Total current assets	68,502	50,954

PROPERTY, PLANT AND EQUIPMENT, net	16,935	13,246

ACCOUNT RECEIVABLE - NON CURRENT, less allowance of $1,000 in 2014	0	3,209

DEFERRED INCOME TAXES	54,954	45,714

GOODWILL	10,100	10,100

OTHER ASSETS	536	273

Total assets	$151,027	$123,496

See notes to consolidated financial statements.

	November 2, 2013	November 1, 2014
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$10,013	$10,780
Accrued interest	4	0
Accrued salaries, benefits and withholdings	6,894	3,223
Current portion of accrued pension costs	8,611	1,267
Other accrued expenses	589	432
Current portion of long-term debt	4,980	0
Total current liabilities	31,091	15,702

LONG-TERM DEBT	18,147	0

ACCRUED PENSION COST	27,648	17,987

OTHER LONG-TERM LIABILITIES	534	150

Total liabilities	77,420	33,839

COMMITMENTS AND CONTINGENCIES – See Note 7 and Note 15

SHAREHOLDERS' EQUITY:
Common stock, $.01 par value; authorized – 22,000,000 shares; issued – 10,291,460 shares in 2013, 10,392,460 shares in 2014; outstanding – 10,291,460 shares in 2013, 10,392,460 shares in 2014	103	104
Additional paid-in capital	129,235	130,330
Accumulated other comprehensive loss	(78,458)	(77,513)
Accumulated equity	22,727	36,736
Total shareholders’ equity	73,607	89,657

Total liabilities and shareholders’ equity	$151,027	$123,496

See notes to consolidated financial statements.

JPS INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Amounts in Thousands Except Share and Per Share Data)
	Fiscal Year Ended November 2, 2013	Fiscal Year Ended November 1, 2014

Net sales	$168,473	$162,841
Cost of sales	140,639	134,235

Gross profit	27,834	28,606

Selling, general and administrative expenses	17,055	18,503
Litigation charge (recovery)	(502)	0
Severance	4,023	0

Other income (expense), net	(158)	(35)

Operating profit	7,100	10,068

Interest expense, net	1,265	630

Income (loss) before income taxes	5,835	9,438
Income tax (benefit) provision	2,695	3,899

Income (loss) from continuing operations	3,140	5,539

Discontinued operations (net of taxes):
Gain on sale	0	7,471
Income (loss)	(1,093)	999

Net income (loss)	2,047	14,009

Other comprehensive income (loss), after tax:
Net actuarial pension (loss) gain adjustment	12,733	945

Comprehensive income	$14,780	$14,954

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING
Basic	10,263,393	10,319,460
Diluted	10,343,437	10,464,369

Basic earnings (loss) per common share	$0.20	$1.36
Diluted earnings (loss) per common share	$0.20	$1.34

See notes to consolidated financial statements.

JPS INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Dollars In Thousands)
	Common Stock	Add'l. Paid-In Capital	Treasury Stock	Accum. Other Comp. Loss	Accum. Equity	Total Shareholders' Equity

Balance – October 27, 2012	$102	$129,061	$0	$(91,191)	$20,680	$58,652

Net income					2,047	2,047
Net actuarial pension gain adjustment (net of tax expense of $7,640)				12,733		12,733
Restricted stock grant	1	174				175

Balance – November 2, 2013	$103	$129,235	$0	$(78,458)	$22,727	$73,607

Net income					14,009	14,009
Net actuarial pension gain adjustment (net of tax expense of $1,614)				945		945
Restricted stock grant	1	1,095				1,096

Balance – November 1, 2014	$104	$130,330	$0	$(77,513)	$36,736	$89,657

See notes to consolidated financial statements.

JPS INDUSTRIES, INC.	Fiscal Year Ended November 2, 2013	Fiscal Year Ended November 1, 2014
CONSOLDIATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,047	$14,009
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Income)/loss from discontinued operations	1,093	(999)
Gain on sale of discontinued operations	0	(7,471)
Depreciation and amortization	1,361	1,502
(Gain)/loss on disposal of property and equipment and assets held for sale	489	(114)
Compensation expense for restricted stock and option modifications	117	549
Amortization of deferred financing costs	296	258
Deferred income tax provision (benefit)	2,301	3,832
Pension plan contributions	(3,883)	(17,782)
Other, net	(4,602)	1,343
Changes in assets and liabilities:
Restricted cash	(3,685)	3,685
Cash held in escrow	0	(1,500)
Accounts receivable	(9,604)	4,148
Inventories	5,720	(312)
Prepaid expenses and other assets	8,788	1,910
Accounts payable	2,999	1,254
Accrued expenses and other liabilities	4,740	(4,097)
Net cash provided by (used in) continuing operating activities	8,177	215
Net cash provided by (used in) discontinued operating activities	4,488	990
Net cash provided by (used in) operating activities	12,665	1,205

CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment additions	(1,530)	(1,431)
Proceeds from sale of real property	0	179
Net cash provided by (used in) continuing investing activities	(1,530)	(1,252)
Net proceeds from sale of discontinued operations	0	23,825
Net cash provided by (used in) investing activities	(1,530)	22,573

CASH FLOWS FROM FINANCING ACTIVITIES
Financing costs incurred	(70)	0
Net proceeds from exercise of stock option	58	406
Revolving credit facility borrowings (repayments), net	(5,157)	(15,162)
Repayment of long-term debt	(5,395)	(7,965)
Net cash provided by (used in) financing activities	(10,564)	(22,721)

NET INCREASE (DECREASE) IN CASH	571	1,057
CASH AT BEGINNING OF YEAR	1,085	1,656
Cash at end of year	$1,656	$2,713

Supplemental information:
Interest paid	$1,035	$366
Income taxes paid (received), net	147	652

See notes to consolidated financial statements.

JPS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – NOVEMBER 1, 2014

1.    DESCRIPTION OF THE COMPANY

JPS Industries, Inc. is a major U.S. manufacturer of sheet and mechanically formed glass and aramid materials for specialty applications in a wide expanse of markets requiring highly engineered components. JPS’s products are used in a wide range of applications including: advanced composite materials; civilian and military aerospace components; printed electronic circuit boards; filtration and insulation products; specialty commercial construction substrates; automotive and industrial components; and soft body armor for civilian and military applications. Headquartered in Greenville, South Carolina, the Company operates three manufacturing locations in Anderson and Slater, South Carolina and Statesville, North Carolina.

2.    SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include JPS Industries, Inc. and its     direct subsidiaries, all of which are wholly owned. Significant intra-entity transactions and accounts     have been eliminated. Unless the context otherwise requires, the terms “JPS” and the “Company” as     used in these Consolidated Financial Statements mean JPS Industries, Inc. together with its 100%     owned subsidiaries, JPS Elastomerics Corp. and JPS Composite Materials Corp.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant financial statement estimates include the estimate of the allowance for doubtful accounts, inventory reserves, reserve for self-insurance liabilities, assumptions for pension and other post-retirement obligations, contingencies and the income tax benefit valuation allowance. Management determines its estimate of the allowance for doubtful accounts considering a number of factors, including historical experience, aging of the accounts and the current creditworthiness of its customers. Management determines an estimate for inventory reserves based on age, potential for obsolescence and historical experience. Management determines its estimate of the reserve for self-insurance considering a number of factors, including historical experience, third party claims administrator and actuarial assessments and insurance coverages. Management believes that its estimates provided in the financial statements are reasonable and adequate. However, actual results could differ from those estimates.

Restricted and Escrowed Cash – The Company classifies cash balances as restricted when they are restricted as to withdrawal or usage. The restricted cash balance at November 2, 2013 of $3.7 million consisted of funds placed in a Rabbi Trust account to meet contractual obligations to certain former executives under the Change of Control clauses of their employment agreements. The cash held in escrow at November 1, 2014 of $1.5 million consists of funds set aside at closing of the Stevens Urethane sale to Argotec LLC, which is described more fully at Note 14.

Inventories – Inventories are stated at the lower of cost or market. Cost, which includes labor, material and factory overhead, is determined on the first-in, first-out basis.

Property, Plant and Equipment - Property, plant and equipment are recorded at cost and depreciation is recorded using the straight-line method for financial reporting purposes. The estimated useful lives used in the computation of depreciation are as follows:

Land improvements    10 to 45 years
Buildings and improvements    25 to 45 years
Machinery and equipment     3 to 15 years
Furniture, fixtures and other     5 to 10 years

Construction in progress is stated at cost. No provision for depreciation is made on construction in progress until the related assets are completed and placed into service.

The Company assesses its long-lived assets for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. If required, an impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets. As described in Note 9, the Company recognized impairments to real property during 2013. Depreciation expense from continuing operations totaled $1.4 million for Fiscal 2013 and $1.5 million for Fiscal 2014.

Assets Held For Sale – Non-current assets, the carrying value of which is expected to be recovered principally through a sale transaction rather than continuing operations, and for which a sale is probable, are classified as Assets Held for Sale, are recorded at the lower of the carrying amount or fair value less costs to sell and are not depreciated. At November 2, 2013 and November 1, 2014, Assets Held For Sale were included in Other Assets on the balance sheet with details presented in Note 9.

Distribution Costs – A portion of the Company’s distribution and shipping and handling costs are included in cost of sales and selling, general and administrative expenses. The portion of these costs, which were included in selling, general and administrative expenses, totaled $3.8 million in Fiscal 2013 and $3.9 million in Fiscal 2014.

Deferred Financing Costs – Costs incurred in securing and issuing long-term debt are deferred, recorded as an asset and amortized over the terms of the related debt in amounts which approximate the interest method of amortization.

Fair Value of Financial Instruments – The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying consolidated balance sheets. The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items. The carrying value of financial instruments such as debt approximates fair value because interest rates on these instruments change with market rates.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 -     Quoted market prices in active markets for identical assets or liabilities;
Level 2 -    Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3 -    Unobservable inputs developed using estimates and assumptions developed by us,                 which reflect those that a market participant would use.

Revenue Recognition and Accounts Receivable – Revenue from product sales is recognized at the time ownership of goods transfers to the customer and the earnings process is complete in accordance with FASB ASC 605, Revenue Recognition. The Company makes ongoing estimates relating to the collectability of its accounts receivable and maintains an allowance for estimated losses resulting from the inability of customers to make required payments. In determining the amount of the allowance, the Company considers historical level of credit losses and makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations. A significant aged account receivable is discussed at Note 10.

Customer Concentration – The Company’s largest customer accounted for 28% and 32% of total sales in Fiscal 2014 and Fiscal 2013, respectively. That customer’s account receivable made up 26% of total accounts receivable in 2014 and 36% in 2013.

Income Taxes – Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized. Uncertain tax positions are accounted for in accordance with ASC Topic 740 as discussed in Note 6.

Accounts Payable – As a result of the Company’s cash management system, checks issued but not presented to the bank for payment may create negative book cash balances. Such negative balances are included in accounts payable on the accompanying consolidated balance sheets and totaled approximately $2.4 million and $2.8 million at November 2, 2013 and November 1, 2014, respectively.

Fiscal Year – The Company’s operations are based on a 52 or 53-week fiscal year ending on the Saturday closest to October 31. Fiscal year 2013 had 53 weeks and 2014 had 52 weeks.

Goodwill – Goodwill consists of the excess of cost of the acquired enterprise over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. Goodwill is not amortizable. The Company continually evaluates whether events and circumstances have occurred that might impair the value of goodwill. Management did not believe there was any impairment related to goodwill at November 2, 2013 or November 1, 2014.

New Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income. This update amended the provisions of FASB ASC 220-10 by eliminating the option of reporting other comprehensive income in the statement of changes in stockholders’ equity. Companies will have the option of presenting net income and other comprehensive income in a single, continuous statement of comprehensive income or presenting two separate but consecutive statements of net income and comprehensive income. The new presentation requirements are effective for annual periods ending after December 15, 2012 and as such were adopted as of November 2, 2013, impacting only presentation.

In February 2013, the FASB issued ASU 2013-02 related to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2013-02 is effective for fiscal years beginning after December 15, 2013. The Company believes adoption of this new guidance will not have a material impact on the Company’s financial statements as these updates have an impact on presentation only.

In July 2013, the FASB issued ASU 2013-11 which requires that an unrecognized tax benefit, or portion thereof, should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain circumstances. ASU 2013-11 is effective for fiscal years beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a material effect on the Company’s consolidated financial statements.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (ASU 2014-08), to change the criteria for determining which disposals can be presented as discontinued operations and enhanced the related disclosure requirements. ASU 2014-08 is effective for fiscal years beginning after December 15, 2014. The adoption of this standard is not expected to have an impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The Standard is effective for fiscal years beginning after December 15, 2016. Management is evaluating the impact the adoption of this statement will have on the Company’s consolidated financial statements.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (ASU 2014-12), which requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in ASC 718, Stock Compensation, as it relates to such awards. The amendments in this ASU are effective for fiscal years beginning after December 15, 2014. The adoption of this standard is not expected to have an impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). The update requires companies to assess their ability to meet their financial obligations over the coming year as of the date the financial statements are released. The amendments in this ASU are effective for fiscal years beginning after December 15, 2014. The adoption of this standard is not expected to have an impact on the Company’s consolidated financial statements.

3.	BALANCE SHEET COMPONENTS
The components of certain balance sheet accounts are (in thousands):

	November 2, 2013	November 1, 2014
Inventories:
Raw materials and supplies	$9,537	$7,850
Work-in-process	4,027	5,255
Finished goods	10,777	8,495
	$24,341	$21,600
Prepaid expenses and other:
Prepaid insurance	$165	$283
Other	289	193
	$454	$476

	November 2, 2013	November 1, 2014

Property, plant and equipment, net:
Land and improvements	$1,806	$1,589
Buildings and improvements	10,881	9,077
Machinery and equipment	65,180	50,305
Leasehold improvements	11	11
Furniture, fixtures and other	1,415	1,067
	79,293	62,049
Less accumulated depreciation	(63,247)	(49,559)
	16,046	12,490
Construction in progress	889	756

	$16,935	$13,246
Other assets:
Deferred financing costs, net	$366	$108
Assets held for sale	170	165
	$536	$273

Other accrued expenses:
Taxes payable other than income taxes	$29	$294
Other	560	138
	$589	$432

Other long-term liabilities:
Uncertain tax positions	$492	$145
Accrued postemployment benefit plan liability	42	5
	$534	$150

4.    DEBT

	November 2, 2013	November 1, 2014
Debt consists of (in thousands):
Revolving credit facility	$15,162	$0
Term loan	7,965	0
Total	23,127	0
Less portion due within one year	(4,980)	0
Total long-term debt	$18,147	$0

Revolving Credit Facility – The Company entered into an amendment to its Revolving Credit and Security Agreement, (the “revolving credit facility”) with Wells Fargo Bank (formerly Wachovia) on June 9, 2011. The revolving credit facility provides for (i) a revolving loan and letters of credit in a maximum principal amount equal to the lesser of (a) $40 million or (b) a specified borrowing base, which is based upon eligible receivables and inventory (as defined) and (ii) a term loan of $20 million which was repaid April 30, 2014. The revolving loan matures on June 9, 2015 and may be renewed.

At November 1, 2014, the Company had $23.8 million available for borrowing under the revolving credit facility.

The revolving credit facility restricts investments, capital expenditures, acquisitions and dividends. The revolving credit facility contains financial covenants relating to minimum levels of EBITDA, as defined, and a minimum fixed charge coverage ratio, as defined. The revolving credit facility bears interest at a rate of LIBOR plus an applicable margin based upon the Company’s average excess availability. These margins range from 2.00% to 2.75%. As of November 1, 2014, the Company’s interest rate under the revolving credit facility was 2.20%.

Other – The loans and extensions of credit to the Company under the revolving credit facility are guaranteed by JPS Elastomerics Corp. and JPS Composite Materials Corp. Substantially all of the Company's assets are pledged as collateral for the revolving credit facility.

Interest expense includes $258,000 in Fiscal 2014 and $296,000 in Fiscal 2013 representing amortization of debt issuance expenses. Amortization expense is estimated to be $108,000 in Fiscal 2015.

5.    EQUITY SECURITIES

The Company has one class of stock issued and outstanding.

Share Repurchase Program

In 2008, the Board of Directors authorized the expenditure of up to $2 million for the repurchase of the Company’s common stock.

1997 Incentive and Capital Accumulation Plan

The 1997 Incentive and Capital Accumulation Plan (the “1997 Plan”) provided certain key employees and non-employee directors of the Company the right to acquire shares of common stock or monetary payments based on the value of such shares. As of November 1, 2014, 1,160,860 shares had been issued or represent vested stock grants and none were available for grant. No future grants under the 1997 Plan are permitted and all previous option grants have been exercised or cancelled.

2008 Stock Incentive Plan

On February 26, 2008, the Board of Directors approved the 2008 Stock Incentive Plan (the “2008 Plan”). The 2008 Plan is permitted to grant stock options, stock grants and other equity-related compensation to employees, officers, directors and consultants. The 2008 Plan provides that up to 1,000,000 shares may be issued under the 2008 Plan. Outside directors received grants of 2,000 shares each, annually, vesting over a one-year period, upon election to a new one-year term, from 2008 until 2012. In 2013 the award amount was amended to 2,500 shares each. In 2014 the award amount was amended to 4,000 shares each.

In Fiscal 2009, the Company awarded 375,000 shares of restricted stock to the Company’s Chief Executive Officer. For financial reporting purposes, the shares were valued at $4.9 million based on an appraised value of $13.00 per share. The 375,000 shares vested over approximately three one-year intervals following the grant date to become fully vested during 2012. Amortization expense for 2011 and 2012 was $1.6 million and $1.0 million, respectively.

In Fiscal 2010, the Company awarded 100,000 shares of restricted stock to two executive officers. The shares, which vest and are expensed over three-year intervals, were valued for financial reporting purposes at $11.30 per share based on appraised value. Of the $1.1 million expense, $0.3 million was expensed in 2010 and $0.4 million was expensed in 2011 and 2012.

On May 20, 2014, the Company granted options totaling 415,058 shares to CEO Mikel Williams, having a strike price of $5.05. One third of the options vested at the date of grant, with additional thirds vesting on May 2, 2015 and May 2, 2016. Vesting and exercise of these options are subject to various conditions and limitations. Accordingly, 53,942 shares were available for grant at November 1, 2014.

The Company valued these options at $1,402,899 based on the Black-Scholes model. The pink sheet value on the day of grant, $6.51, was used in the model as the current value input. This results in a dichotomy between the Company’s practice of using the independently appraised value to calculate the expense of restricted stock and the use of a pink sheets-derived input in the option model. The Company believes that this treatment was necessary in order to achieve a rational outcome because of the inherent differences in valuing an option that need not be contemplated for restricted stock, for example, employment-related vesting requirements, time limits, trading restrictions, liquidity considerations related to the cash required to exercise, and the general unsuitability of commonly accepted option pricing models where very thinly traded stock is concerned. Also, as discussed in Note 8, the independently appraised value is used to value JPS stock held by the Pension Plan. Again, the Company believes this treatment is appropriate because, unlike individuals, the Plan enjoys a longer investment horizon and can take advantage of opportunistic transactions not available to an option holder where immediate disposition may not be allowed due to regulatory or contractual restrictions inherent in the options.

The Black-Scholes assumptions are as follows:

Expected Term (in years)	5.5
Risk-free interest rate	1.92%
Stock price volatility (annualized)	46.5%
Dividend yield	—
Current Share Price	$6.51
Exercise Price	$5.05

The Company recognized $656,485 in expense related to Mr. Williams’ options during Fiscal 2014.

A summary of the activity in the Company’s stock options under the 1997 and 2008 Plans for the years ended November 2, 2013 and November 1, 2014 is presented below:

	Number of Shares	Weighted Average Exercise Price

Outstanding at October 27, 2012	193,000	$3.31
Options granted	—	—
Options cancelled	—	—
Options exercised	(108,000)	2.94
Outstanding at November 2, 2013	85,000	3.78
Options granted	415,058	5.05
Options cancelled	—	—
Options exercised	(85,000)	3.78
Options outstanding at November 1, 2014	415,058	$5.05
Exercisable at November 2, 2013	85,000
Exercisable at November 1, 2014	0
Weighted average remaining contractual life (years) at November 1, 2014	9.55

Computation of Earnings Per Share

The following table presents the computation of per share earnings (loss) for the years ended November 2, 2013 and November 1, 2014:

	Fiscal 2013	Fiscal 2014
Number of Common Shares:
Weighted average outstanding	10,263,393	10,319,460
Issued upon assumed exercise of outstanding stock options	66,977	132,509
Effect of issuance of restricted common shares	13,067	12,400
Weighted average and potential dilutive outstanding	10,343,437	10,464,369

Basic earnings (loss) per common share:
Income from continuing operations	$0.31	$0.54
Discontinued operations (net of taxes):
Gain on Sale	0	0.72
Income (loss)	(0.11)	0.10
Net Income	$0.20	$1.36

Diluted earnings (loss) per common share:
Income from continuing operations	$0.30	$0.53
Discontinued operations (net of taxes):
Gain on Sale	0	0.71
Income (loss)	(0.10)	0.10
Net Income	$0.20	$1.34

6.    INCOME TAXES

The provision (benefit) for income taxes included in the consolidated statements of operations consists of the following (in thousands):

	Fiscal 2013	Fiscal 2014
Current federal provision	$133	$27
Current state provision	261	40
Deferred federal provision	1,872	3,280
Deferred state provision (benefit)	429	552
Provision (benefit) for income taxes	$2,695	$3,899

A reconciliation between income taxes at the 34% statutory Federal income tax rate and the provision for income taxes for Fiscal 2013 and Fiscal 2014 is as follows (in thousands):

	Fiscal 2013	Fiscal 2014
Income tax provision at Federal statutory rate	$1,984	$3,209
Increase (decrease) in income taxes arising from effect of:
State and local income taxes	759	820
Equity related compensation	—	85
Other	(22)	21
Increase (decrease) in uncertain tax positions	(26)	(236)
Provision for income taxes	$2,695	$3,899

Presented below are the elements which comprise deferred tax assets and liabilities (in thousands):

	November 2, 2013	November 1, 2014
Net deferred assets:
Estimated allowance for doubtful accounts	$716	$372
Tax basis over financial statement basis of inventory	1,658	502
Accruals deductible for tax purposes when paid	510	517
Pension liability deductible for tax purposes when paid	32,509	25,193
Postretirement benefits deductible for tax purposes when paid	16	2
Alternative minimum tax credit carryforward available	2,472	2,498
Excess of tax basis of intangibles over financial statement basis	448	26
Financial statement basis under tax basis of property, plant, and equipment	3,862	2,640
Net operating loss carryforwards	21,508	20,669
Less valuation allowance	(1,674)	(1,800)

Net deferred assets	$62,025	$50,619

For 2014 and 2013, the Company recorded a tax expense on continuing operations of $3.9 million and $2.7 million, respectively. For both periods, the tax expense is in excess of the Federal statutory rate primarily due to state taxes. In 2014 and 2013, state taxes included a decrease in the benefit from state net operating loss carryovers, and in 2014 a decrease in the effective rate at which deferred tax benefits will be utilized on continuing operations.

In 2014, the Company reduced current taxes on continuing operations, income from discontinued operations and gain on sale of discontinued operations, with deferred tax assets including deferred tax assets of the discontinued operations, pension plan contributions in excess of financial statement expense, and net operating loss carryovers. For 2013, the Company utilized net operating losses recorded as a deferred tax asset to offset current taxable income. Current taxes for 2014 and 2013 include Federal alternative minimum taxes. For both periods, current state taxes are in jurisdictions where the Company did not have or could not fully utilize net operating loss carryovers.

The deferred tax asset represents the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. The Company monitors the status of the deferred tax asset on a regular basis as is required under ASC Topic 740. At November 1, 2014, the Company had regular Federal net operating loss carryforwards for tax purposes of approximately $54.1 million. The net operating loss carryforwards expire in years 2021 through 2032. The Company also has Federal alternative minimum tax net operating loss carryforwards of approximately $95.0 million that expire in 2019 through 2032. Alternative minimum tax credits of $2.5 million can be carried forward indefinitely and used as a credit against regular Federal taxes, subject to limitation.

The Company’s future ability to utilize a portion of its alternative minimum tax net operating loss carryforwards is limited as a result of being treated as having a change in the ownership of the Company’s stock as of December 2000 under Federal income tax laws. All regular operating losses occurred after the date of change. The effect of such an ownership change is to limit the annual utilization of the net operating loss carryforwards to an amount equal to the value of the Company immediately after the time of the change (subject to certain adjustments) multiplied by the Federal long-term tax exempt rate. Based on the expiration dates for the loss carryforwards and fair market value at the time of the prior ownership change, the Company does not believe that the limitations imposed as a result of prior ownership changes will result in alternative minimum tax Federal loss carryforwards expiring unutilized that will impair the net deferred tax asset. Uncertainties surrounding income tax law changes, shifts in operations between state taxing jurisdictions and future operating income levels may, however, affect the ultimate realization of all or some portion of these deferred income tax assets. In addition, a future change in ownership could result in additional limitations on the ability of the Company to utilize its net operating loss carryforwards. Under applicable accounting guidelines, these future uncertainties, combined with factors giving rise to losses, requires a valuation allowance be recognized. The Company has recorded a valuation allowance for state net operating losses that may not be utilized before expiration.

The adoption of the provisions of ASC Topic 740 (formerly FIN 48) did not have a material impact on the Company’s financial statements. As of October 28, 2007, the adoption date, the Company had gross uncertain tax positions of $1.0 million which were recorded directly to shareholders’ equity, and which, if recognized, would affect the effective tax rate. As of November 1, 2014 the Company had gross unrecognized tax benefits of $0.1 million. The uncertain tax positions primarily relate to inconsistencies and uncertainties in state tax laws. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months but does expect a gradual decrease as events that gave rise to the positions are effectively settled.

A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

	Fiscal 2013	Fiscal 2014

Beginning balance	$356	$394
Additions for tax positions of prior years	96	2
(Reductions) for tax positions of prior years	(58)	(309)
Ending balance	$394	$87

The Company and one or more of its subsidiaries file income tax returns in the U.S. federal, various state and local jurisdictions. While the Company does business globally, it does not maintain a foreign presence that would subject the Company to foreign income taxes. In the normal course of business, the Company is subject to examination by taxing authorities. With few exceptions, the Company is no longer subject to state and local income tax examinations by tax authorities in filing jurisdictions for the years before 2011, although net operating loss carryovers from earlier years remain subject to adjustment.

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of both the fiscal year ends 2014 and 2013, the Company had approximately $0.1 million accrued for interest and penalties.

7.    COMMITMENTS AND CONTINGENCIES

Leases – The Company leases office facilities, machinery and computer equipment under noncancellable operating leases. Rent expense was approximately $0.6 million in Fiscal 2013 and $0.3 million in Fiscal 2014. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with terms of one year or more consist of the following at November 1, 2014 (in thousands):

Fiscal Year Ending	Operating Leases
2015	$315
2016	229
2017	111
2018	53
2019 and after	9
Total future minimum lease payments	$717

Litigation – The Company is exposed to a number of asserted and unasserted potential claims encountered in the normal course of business including certain asbestos-based claims. The Company believes it has meritorious defenses in all lawsuits in which the Company or its subsidiaries is a defendant. Management believes that none of this litigation, if determined unfavorable to the Company or its subsidiaries, would have a material adverse effect on the financial condition or results of operations of the Company unless some of the losses are subsequently determined to be uninsured. See Note 15 regarding legal matters subsequent to year end.

8.    RETIREMENT PLANS

Defined Benefit Pension Plan – Substantially all of the Company’s employees employed prior to April 1, 2005 have benefits under a Company-sponsored defined benefit pension plan. The defined benefit pension plan was “frozen” effective December 31, 2005. Employees no longer earn additional benefits after that date. Benefits earned prior to December 31, 2005 will be paid out to eligible participants following retirement. The gain that resulted from the freeze was substantially offset by previously unrecognized actuarial losses.

The plan also provides benefits to individuals employed by the businesses which were sold or plants which were closed by the Company. The benefits of these former employees were “frozen” at the respective dates of sale of the businesses or closure of the plants. Accordingly, these former employees will retain benefits earned through the respective disposal dates; however, they do not accrue additional benefits.

The defined benefit pension plan was “unfrozen” for employees who were active employees on or after June 1, 2012. This new benefit, calculated based on years of service and a capped average salary, will be added to the amount of the pre-2005 benefit.

The Company’s policy is to fund the annual contribution required by applicable regulations. Assets of the pension plan are invested in a bond portfolio covering specific liabilities and in common and preferred stocks, government and corporate bonds, and various short-term investments. During Fiscal 1999, the pension plan also purchased approximately 1.9 million shares of the Company’s common stock in open market and negotiated transactions.

The investment strategy of the Plan is primarily continued growth of assets, other than those covering specific liabilities. Assets related to specific liabilities are managed in such a manner that any change in liabilities resulting from changes in discount (interest) rates are offset by changes in underlying assets. All assets, except for the Company’s common stock, are managed by outside investment managers.

Asset allocations are reviewed on a regular basis by the Investment Committee of the Plan. Equities are 77% of Plan assets. Approximately 40% of equities are large capitalization equity securities. As noted, the Plan holds Company common stock. As a result of being a non-SEC registrant, being closely held, limited public disclosures made by the Company and the correspondingly minimal trading of JPS stock, the Investment Committee believes that the stock cannot be considered traded in volume in a free and active market by informed persons. Therefore, each year the Committee has the stock value estimated by an independent valuation specialist. Company stock is approximately 26% of total Plan assets as of November 1, 2014. Because of the absence of a readily-obtainable market value and the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the stock existed. The Plan owns 1,925,685 shares of Company stock valued at $13 per share, or $25 million, as of November 1, 2014. The Plan has 18% of assets in a separate insurance account backed by a high-quality portfolio of U.S. Treasury, agency, and Corporate bonds. The remaining assets are allocated as set forth below. Except for Company common stock and U.S. Treasury securities, assets are diversified by issuer and industry. Other than the Company common stock and insurance separate account which are not automatically rebalanced, allocations are approximately equal to target allocations.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value (in thousands):

Asset Category	November 2, 2013	November 1, 2014

Level 2 – Significant Observable Inputs

Common Trust Funds:
Large capitalization equity	$21,210	$29,093
International Equity	5,456	7,272
Mid-Capitalization Equity	5,468	7,622
Small-Capitalization Equity	3,086	4,339
Intermediate Bond Fund	3,922	4,954
Cash Equivalent Fund	700	626
Insurance Separate Account	18,425	16,968

Subtotal – Level 2	58,267	70,874

Level 3 – Significant Unobservable Inputs

Company Common Stock	22,531	25,034

TOTAL	$80,798	$95,908

The following table summarizes the changes in Level 3 assets measured at fair value on a recurring basis:

JPS Industries, Inc. Common Stock
Balance, November 2, 2013	$22,531
Total unrealized gains	2,503
Balance, November 1, 2014	$25,034

On October 28, 2006, the Company adopted the measurement provision of ASC Topic 715, formerly SFAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFASs 87, 88, 106 and 132. This requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company recorded the funded status as of October 27, 2007 in accordance with ASC Topic 715.

Components of net periodic pension cost include the following (in thousands):

	Fiscal 2013	Fiscal 2014

Service cost-benefits earned during the period	$116	$107
Interest cost on projected benefit obligation	4,706	4,888
Expected return on plan assets	(6,427)	(6,537)
Recognized actuarial loss	5,283	4,878
Net periodic pension cost (benefit)	$3,678	$3,336

The weighted-average rates used in determining pension cost for the plan are as follows:

	Fiscal 2013	Fiscal 2014

Discount rate	4.41%	4.00%
Expected long-term rate of return on plan assets	8.00%	8.00%
Rate of compensation increase	N/A	N/A

As of November 1, 2014, the benefits expected to be paid in the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows (in thousands):

11/01/2014 – 10/31/2015	$9,709
11/01/2015 – 10/31/2016	$9,511
11/01/2016 – 10/31/2017	$9,307
11/01/2017 – 10/31/2018	$9,044
11/01/2018 – 10/31/2019	$8,796
11/01/2019 – 10/31/2024	$39,826

A reconciliation of the plan’s projected benefit obligation, fair value of plan assets, funding status, and other applicable information is as follows (in thousands):

	November 2, 2013	November 1, 2014
Change in benefit obligation:
Projected benefit obligation at beginning of year	$128,156	$117,057
Service cost	116	107
Interest cost	4,706	4,888
Benefits paid	(9,946)	(9,751)
Actuarial (loss) gain	(5,975)	2,861
Projected benefit obligation at end of year	$117,057	$115,162

Change in plan assets:
Fair value of plan assets at beginning of year	$71,318	$80,798
Actual return on plan assets	15,543	7,079
Employer contributions	3,883	17,782
Benefits paid	(9,946)	(9,751)
Fair value of plan assets at end of year	$80,798	$95,908
Projected benefit obligation (greater) than plan assets	$(36,259)	$(19,254)
Actuarial loss	96,030	93,470
Net actuarial pension loss recognized as a reduction of shareholders’ equity	(96,030)	(93,470)
Net (liability) in accompanying consolidated balance sheets	$(36,259)	$(19,254)

401(k) Savings Plan – The Company also has a savings, investment and profit sharing plan available to employees meeting eligibility requirements. The plan is a tax qualified plan under Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of 25% of each participant’s contribution with a maximum matching contribution of 1-1/2% of the participant’s base compensation. The Company suspended the matching contribution starting on September 1, 2009 and resumed the matching contribution of 25% beginning January 2, 2011. Company contributions were $209,000 in Fiscal 2013 and $195,000 in Fiscal 2014.

Postretirement Benefits – At the beginning of Fiscal 2013, the Company had an unfunded postretirement plan that provided certain health care benefits to eligible retirees. On August 31, 2013, the Plan was terminated as there had been no participants in the Plan since 2012 and no claims or other expenses were outstanding. The liability for postretirement benefits was zero at both November 2, 2013 and November 1, 2014.

Postemployment Benefits – The Company provides certain benefits to former or inactive employees after employment but before retirement. In accordance with ASC Topic 712, Employers’ Accounting for Post-Employment Benefits, formerly SFAS 112, these benefits are recognized on the accrual basis of accounting. The liability for postemployment benefits of $42,000 at November 2, 2013 and $5,000 at November 1, 2014 is included in other long-term liabilities in the accompanying consolidated financial statements.

9.    NON-CURRENT ASSETS HELD FOR SALE

During the first quarter of 2011, the Company reclassified the land and building owned in Westfield, North Carolina to Assets Held for Sale and, accordingly, ceased to depreciate the assets. This land and building were formerly part of the Stevens Roofing division which was acquired by DOW Building Solutions (DOW) in 2008 through an asset sale that did not include the real property. When the Company assessed its long-lived assets for impairment as required by ASC 360 (formerly SFAS No. 144) in 2011, it was determined that the net book value of $1.2 million should be written down by $200,000 to properly reflect the fair market value of the property. In 2012, 136 of the 220 acres surrounding the facility were sold for $341,000. While the remaining land and building continue to be marketed, the amounts and limited number of offers received, the inability of potential buyers to actually close, and the length of time the property has been on the market led the Company to conclude that another write down was necessary as of November 2, 2013. A non-cash asset write-down of $489,000 was recorded in other expense for 2013, leaving the Asset Held for Sale valued at $170,000, less a $5,000 deposit received in 2014 towards a potential sale.

10.	ACCOUNT RECEIVABLE – NON CURRENT

Included in accounts receivable at fiscal year end 2013 was a receivable in the amount of $4.2 million from a ballistics customer who filed bankruptcy during 2010.  Management regularly assesses the progress of the bankruptcy proceedings and believes the entire outstanding balance has a more likely than not chance of full recovery upon settlement and distribution of the funds of the bankruptcy estate, including assets of the former CEO currently held in trust by the government.  However, due to the age of the receivable, coupled with some possibility that the final amount to be received may not be the full amount due, management elected to record a $0.8 million reserve during 2014 in addition to the $0.2 million previously recorded.  Additionally, based on management’s estimate of the timing of collection, the net amount of the receivable has been classified as other noncurrent asset at fiscal year end 2014.

11.	GOODWILL AND OTHER INTANGIBLE ASSETS

During fiscal year 2007, JPS acquired goodwill of $7.6 million in connection with the acquisition of the assets comprising the Anderson, South Carolina and Statesville, North Carolina operations of Hexcel Reinforcements Corp. Goodwill was increased by $0.3 million and $2.2 million in 2008 and 2009 respectively, due to the increase in purchase price resulting from the contingent earn-out payments which were recorded as additional costs of the acquisition and included in goodwill. Goodwill is non amortizing for book purposes, but is deductible for income tax purposes.

12.    LITIGATION CHARGE

In 2011, the Company incurred a $10.3 million charge related to litigation that commenced in 2007. Despite winning a jury trial in 2008, a local Massachusetts judge assessed liability against the Company on this matter in 2009, including some injunctive relief. The Company entered into a final settlement agreement, without admitting liability, on February 10, 2012. The charge consists of the cash settlement, certain write downs of machinery and equipment and inventory related to the litigation, and legal fees. Trailing legal and other expenses accounted for an additional $886,000 litigation charge in 2012. In 2013, previously incurred litigation expenses of $502,000 were recovered.

13.	SEVERANCE

During Fiscal 2013, certain former executive officers became entitled to severance payments due to the triggering of Change of Control clauses in their employment agreements. These required severance payments could not be paid until Fiscal 2014 due to requirements under Section 409A of the Internal Revenue Code which prohibits certain payments until 6 months after the related Corporate event. As such, payments were funded via a Rabbi Trust in the amount of $3.7 million during Fiscal 2013. These funds were paid to the former officers during Fiscal 2014. An additional $0.3 million for Change of Control-related options buy-outs was also expensed during Fiscal 2013.

14.	DISCONTINUED OPERATIONS

On April 30, 2014, the Company completed the sale of the assets of the Stevens Urethane division of its wholly owned subsidiary, JPS Elastomerics Corp., to Argotec LLC. The consideration for the sale consisted of approximately $25 million cash, of which $1.5 million is held in escrow pending any indemnification claims by the purchaser, subject to arbitration. The escrow is expected to be released to JPS in the amounts of $0.5 million and $1 million in January 2015 and August 2015, respectively. Additionally, Argotec LLC will pay to JPS contingent consideration based on a formula related to certain sales occurring during the period from the date of sale until December 31, 2016, not to exceed $3 million. JPS has accounted for the contingent consideration as a gain contingency and as such will not recognize any gain until the consideration is received.

The proceeds of the sale were used to repay the Company's term loan and the outstanding balance on its revolving credit facility. The remainder was used to fund additional contributions to the Company's defined benefit pension plan.

Because Stevens Urethane represented a major line of business and because the operations and cash flow could be clearly distinguished, the sale was treated as a discontinued operation. In the Consolidated Statements of Operations and Comprehensive Income, income (loss) from discontinued operations is reported separately from income and expenses from continuing operations and the prior period is presented on a comparable basis. In the Consolidated Statements of Cash Flows, the cash flows from discontinued

operations are presented separately from cash flows of continuing operations,     with the prior period presented on a comparable basis. The results of the discontinued operation are summarized below (in thousands).

	2013	2014
Sales	$33,548	$13,421
Income (loss) before income taxes	(1,797)	1,643
Income tax (expense) benefit	704	(644)
Net income (loss)	$(1,093)	$999

Gain on sale of Stevens Urethane (net of tax expense of $4,968)	-	$7,471

15.	SUBSEQUENT EVENTS

In accordance with ASC Topic 855, the Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 14, 2015, the date the financial statements were available for issuance. The following subsequent event is noted.

On June 9, 2014, the Board of Directors of the Company appointed a Special Committee, consisting of Company Board members Robert J. Capozzi and Alan B. Howe, each of whom is an independent director.  The Special Committee was appointed to, among other things, study and determine the strategic alternatives available to the Company and to communicate with Handy & Hardman Ltd. (H&H), an affiliate of Steel Partners Holdings, L.P. (“Steel Partners”), regarding an offer made by H&H to acquire all shares of stock of the Company.  On December 10, 2014, Mr. Capozzi and Mr. Howe, in their capacities as Special Committee members, filed a complaint in Delaware Chancery Court against Jack L. Howard and John J. Quicke, each of whom serves on the Company’s Board and is affiliated with Steel Partners (the “Delaware Action”).   The complaint seeks certain injunctive relief and declaratory relief relating to actions by Mr. Howard and Mr. Quicke and the authority of the Special Committee.  The Company is not a party to the Delaware Action and does not expect that the Delaware Action will have a material adverse effect on its financial condition or results of operation.

16.     UNAUDITED INTERIM FINANCIAL DATA (in thousands except per share amounts)

The results for each quarter include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for interim periods. Certain reclassifications as well as re-allocations among quarterly periods have been made for 2013 in order to conform to the current year’s presentation. The consolidated financial results on an interim basis are not necessarily indicative of future financial results on either an interim or annual basis. Selected consolidated financial data for each quarter within Fiscal 2013 and Fiscal 2014 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended November 2, 2013:
Net sales	$24,476	$39,388	$49,648	$54,961	$168,473
Cost of sales	19,535	32,426	41,859	46,819	140,639
Gross profit	4,941	6,962	7,789	8,142	27,834
Selling, general and administrative expenses, litigation charge, severance, and other income/expense	4,484	4,809	7,705	3,736	20,734
Operating profit (loss)	457	2,153	84	4,406	7,100
Interest expense, net	312	308	325	320	1,265
Income (loss) before income taxes	145	1,845	(241)	4,086	5,835
Provision (benefit) for income taxes	47	676	(113)	2,085	2,695
Income (loss) from continuing ops	98	1,169	(128)	2,001	3,140
Income (loss) from discontinued operations (net of taxes)	260	528	824	(2,705)	(1,093)

Net Income	$358	$1,697	$696	$(704)	$2,047

Diluted earnings (loss) per common share	$0.12	$0.22	$0.11	$(0.25)	$0.20

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended November 1, 2014:
Net sales	$35,033	$43,856	$43,531	$40,421	$162,841
Cost of sales	29,462	36,249	36,373	32,151	134,235
Gross profit	5,571	7,607	7,158	8,270	28,606
Selling, general and administrative expenses, severance, and other income/expense	4,427	4,335	4,683	5,093	18,538
Operating profit (loss)	1,144	3,272	2,475	3,177	10,068
Interest expense, net	236	206	93	95	630
Income (loss) before income taxes	908	3,066	2,382	3,082	9,438
Provision (benefit) for income taxes	325	1,137	877	1,560	3,899
Income (loss) from continuing ops	583	1,929	1,505	1,522	5,539
Discontinued Operations (net of taxes)
Gain on Sale	0	7,471	0	0	7,471
Income from disc ops	562	437	0	0	999

Net Income	$1,145	$9,837	$1,505	$1,521	$14,009

Diluted earnings (loss) per common share	$0.11	$0.95	$0.14	$0.14	$1.34